SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	English press release entitled, “Notice Regarding Revision of Consolidated Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022.”
2.	English press release entitled, “Notice of Transfer of Sub-Subsidiary (Transfer of Shares) and Recording of Extraordinary Gain (Gain on Sale of Shares of Subsidiary)”
3.	English press release entitled, “Filing of Extraordinary Report”.
4.	English press release entitled, “Notice regarding Status and Completion of Share Repurchase.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 17, 2021	By	/s/ Shoji Taniguchi
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO

December 17, 2021

ORIX Corporation

(TSE Ticker: 8591 JP)

Notice Regarding Revision of Consolidated Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022

TOKYO, Japan — December 17, 2021 — ORIX Corporation (“ORIX”) announced that it has revised its consolidated earnings forecast for the fiscal year ending March 31, 2022 and dividend forecast announced on May 13, 2021 due to the transaction (“the Transaction”) described in the “Notice of Transfer of Sub-Subsidiary (Transfer of Shares) and Recording of Extraordinary Gain (Gain on Sale of Shares of Subsidiary)” announced today. ORIX also announced that differences may arise between the non-consolidated financial results for the fiscal year ending March 31, 2022 and those for the previous fiscal year in connection with the Transaction.

1. Revision of Consolidated Earnings Forecast

1) Details of Revision

Revision of Consolidated Earnings Forecast for the fiscal year ending March 31, 2022 (April 1, 2021 – March 31, 2022)

(Unit: Millions of yen)

Net Income Attributable to ORIX Corporation Shareholders
Previous Forecast (A)	250,000
Revised Forecast (B)	310,000
Difference (B-A)	60,000
Difference (%)	24%
(For Reference) Results for the previous fiscal year (ended March 31, 2021)	192,384

2) Reasons for the Revision

The forecast in the previous announcement included a certain amount of investment gains but as a result of the Transaction, 163.2 billion yen as a gain on the sale of shares of the subsidiary in the fourth quarter will be recorded and investment gains will exceed those included in the previous forecast.

2. Revision of the Dividend Forecast (Fiscal Year-End Dividend)

1) Details of Revision

Dividends per share
Record date	Interim	Fiscal Year-End		Annual
Previous forecast	—	39.00 yen		78.00 yen
Revised forecast	—	39.00 yen	*	78.00 yen	*
This Fiscal Year Dividend (Fiscal Year Ending March 31, 2022)	39.00 yen	—		—
Previous Fiscal Year Dividend (Fiscal Year Ended March 31, 2021)	35.00 yen	43.00 yen		78.00 yen

*	Either a dividend payout ratio of 33% or an annual dividend per share of 78 yen, whichever is higher. In the above, the minimum dividend has been stated.

2) Reasons for the Revision

ORIX determines the amount of dividends with a focus on an optimal balance between the active pursuit of investment opportunities for profit growth and stable and sustainable distribution of dividends to shareholders.

While the forecast for the annual dividend was 78 yen per share, due to the revision of the consolidated earnings forecast for the current fiscal year, ORIX has revised the forecast of dividends per share to either a dividend payout ratio of 33% or an annual dividend per share of 78 yen, whichever is higher.

3. Possible occurrence of difference between the non-consolidated financial results for the current fiscal year and those for the previous fiscal year

As a result of the Transaction, non-operating income and extraordinary profit/loss may be recorded in the non-consolidated financial results for the fiscal year ending March 31, 2022. In the event that there is a change exceeding a certain level from the actual results of the previous fiscal year, resulting from the above reason and other reasons, we will make an announcement in a timely manner.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”

December 17, 2021

ORIX Corporation

(TSE Ticker: 8591 JP)

Notice of Transfer of Sub-Subsidiary (Transfer of Shares) and Recording of Extraordinary Gain (Gain on Sale of Shares of Subsidiary)

ORIX Corporation (“ORIX”) announced today that ORIX has decided to transfer all of the shares (the “Share Transfer”) in Yayoi Business Preparation Co., Ltd. (“New Yayoi”) held by Yayoi Co., Ltd., our consolidated subsidiary (“Yayoi”), to an investment purpose company held by an investment fund managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates and its related entities, “KKR”). Prior to the Share Transfer, Yayoi plans to transfer all of Yayoi’s business, including development, sales and support of business software and related services (the “Business”) through an absorption-type company split to New Yayoi (the “Company Split”, together with the Share Transfer, the “Transaction”). As a consequence, the company name of New Yayoi will be changed to Yayoi Co., Ltd.

1. Reasons for the Transaction

Yayoi, a software service company with a vision of being a “concierge for business”, develops and provides business software “Yayoi Series” and “Business and Operational Support Services” that supports business operators to solve problems for SMEs, sole proprietors, and entrepreneurs. The Yayoi Series has been No.1 in number of users of cloud accounting software for six consecutive years and No.1 for sales of desktop business software for twenty-two consecutive years, with over 2.5 million registered users. In the Business and Operational Support Services segment, Yayoi provides services that transcend the boundaries of business software, through supporting startups, becoming operational, financing, etc. Yayoi continues to expand its customer base based on the high development capabilities and brand power it has cultivated since its establishment in 1978. In addition, since 2020, Yayoi has been involved in activities aimed at realizing operational efficiency for business operators, such as participating in the launch of the “Social Systems and Digitization Study Group” and the “E-Invoice Promotion Association”, aimed at promoting digitalization across society as a whole.

Founded in 1976, KKR is one of the world’s leading diversified asset management companies and is listed on the New York Stock Exchange. As of the end of September 2020, it had 459 billion dollars (approximately 52 trillion yen) of assets under management and has handled approximately 330 private equity investments to date. In particular, KKR has strong expertise investing in and supporting the success of technology and software businesses globally, including companies focused on accounting and business solutions to SMEs. In the accounting and business software area for SMEs, KKR has a track record of investing in companies such as MYOB in Australia, Exact in the Netherlands, Visma in Norway/Scandinavia, and KiotViet in Vietnam. In terms of enterprise software and cloud / SaaS solutions, KKR has invested globally in a range of companies such as Epicor, an ERP vendor in the United States; OneStream, a cloud financial accounting platform in the United States; SoftwareOne, an integrated business software and cloud solution in Switzerland; and dataX, the developer of the marketing tool b-dash in Japan.

Since the acquisition of Yayoi’s shares in December 2014, ORIX has worked together with Yayoi’s management to expand Yayoi’s business by leveraging ORIX’s financial know-how and human resources. Yayoi now has more than 2.5 million registered users, up from 1.25 million since our acquiring Yayoi, making it a dominant leader in the software services market for domestic small business operators. On the other hand, as the business environment surrounding Yayoi changes at an accelerating pace, such as the digitization of society and the spread of cloud software, ORIX has repeatedly held discussions with Yayoi’s management regarding Yayoi’s strategies for further growth, including future capital policies. Consequently, ORIX has determined that Yayoi would be able to grow more dynamically in anticipation of the promotion of SaaS transformation, industry reorganization, and other such changes, by welcoming KKR, which is one of the world’s leading private equity funds and possesses a wealth of experience, knowledge, and global networks in the business software services market, as a new sponsor of Yayoi, and has thus decided on the Share Transfer.

2. Outline of subsidiary

(1) Name	Yayoi Co., Ltd.
(2) Location	Akihabara UDX, 4-14-1, Sotokanda, Chiyoda-ku, Tokyo
(3) Name and title of representative	Koichiro Okamoto, President & CEO
(4) Description of Businesses	Development, sales and support of business software and related services. Provision of business support services to support startups and financing.
(5) Share capital	150 million yen

3. Outline of sub-subsidiary to be transferred

(1) Name	Yayoi Business Preparation Co., Ltd.
(2) Location	Akihabara UDX, 4-14-1, Sotokanda, Chiyoda-ku, Tokyo
(3) Name and title of representative	Koichiro Okamoto, President & CEO
(4) Description of Businesses	Development, sales and support of business software and related services. Provision of business support services to support startups and financing. (Note 1)
(5) Share capital	3 million yen
(6) Date of establishment	December 10, 2021
(7) Major shareholders and shareholding ratio	Yayoi Co., Ltd. (100%)
(8) Relationship between the listed company and the sub-subsidiary	Capital relationship	ORIX’s subsidiary, Yayoi (99.9% voting rights held by ORIX), owns 100% of the shares.
	Personnel relationship	Not applicable.
	Business relationship	There is no material business relationship with ORIX.
(9) New Yayoi Operating results and financial position for the past three years (Note 2) For reference: Yayoi Operating results and financial position for the past three years

Unit: Millions of Japanese yen

	Period ended September 2019	Period ended September 2020	Period ended September 2021
Net Assets	17,981	12,797	8,722
Total Assets	41,499	36,373	35,973
Net Sales	19,373	20,235	21,193
Ordinary Income	5,861	5,506	4,937

(Note 1) New Yayoi will carry out the business transferred through the Company Split.

(Note 2) Since New Yayoi is a company established on December 10, 2021, there is no final business year that has been finalized. New Yayoi will succeed all assets and liabilities of Yayoi (excluding borrowings from financial institutions, cash and deposits, and taxes and public dues that cannot be succeeded due to a company split by law exceeding a certain amount) based on the balance sheet on the day before the effective date of the Company Split.

4. Outline of buyer (planned)

(1) Name	YYK Investment K.K. (planned)
(2) Location	11F, Meiji Yasuda Seimei Building, 2-1-1 Marunouchi, Chiyoda-ku, Tokyo (planned)
(3) Relationship between the listed company and applicable company	There are no capital relationships, personal relationships or business relationships to be stated between ORIX and the relevant company.

5. Number of shares to be transferred, transfer price and status of shares held before and after transfer

(1) Number of shares held before the transfer	3,001 shares (planned) (Number of voting rights: 3,001 (planned)) (Percentage of voting rights: 100%)
(2) Number of shares to be transferred	3,001 shares (planned) (Number of voting rights: 3,001 (planned)) (Percentage of voting rights: 100%)
(3) Transfer price	The transfer price is not disclosed due to the confidentiality obligation in the definitive agreement for the Transaction. The transfer price was determined by comprehensively considering negotiations with counterparties that have undergone a fair process, Yayoi’s most recent business performance and business conditions, and future performance outlook, etc., and we recognized it as the fair price.
(4) Number of shares held after the transfer	0 shares (Number of voting rights: 0 rights) (Percentage of voting rights: 0%)

6. Schedule of the Transaction

(1) The date of conclusion of the definitive agreement for the Transaction	December 17, 2021
(2) Date of conclusion of the absorption-type company split agreement for the Company Split	December 17, 2021
(3) Effective date of the Company Split	March 1, 2022 (planned)
(4) Effective date of the Share Transfer	March 1, 2022 (planned)

7. Outlook

As a result of the Transaction, we expect to record a gain of 163.2 billion yen on the sale of shares of the subsidiary in the fourth quarter consolidated financial results. Regarding revisions to consolidated earnings forecasts, dividend forecasts, and other details, please refer to the “Notice Regarding Revision of Consolidated Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022” disclosed at the same time today.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”

Filing of Extraordinary Report

TOKYO, Japan — December 17, 2021 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of sub-subsidiary (transfer of shares).

1.	Reason for Filing

This extraordinary report is being submitted due to the occurrence of an event materially affecting our Group’s financial position, results of operations and cash flows, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (xix) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1) Date of occurrence of the event

December 17, 2021 (date of final agreement)

(2) Content of such event

On December 17, 2021, our consolidated subsidiary, Yayoi Co., Ltd. (“Yayoi”), transferred its business to a subsidiary newly established by Yayoi for this purpose (“Shin Yayoi”) in an absorption-type company split, and on the same day, we decided to transfer all of the shares of Shin Yayoi held by Yayoi to an SPC operated by Kohlberg Kravis Roberts & Co. L.P.

(3) Impact of the event on consolidated income

As a result of this event, we expect to record ¥163.2 billion in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated financial statements for the year ended March 31, 2022.

The absorption-type company split and share transfer are scheduled to be completed in March 2022, subject to the satisfaction of certain conditions.

In addition, the impact on our consolidated income may change as the final purchase price is subject to price adjustments.

Notice regarding Status and Completion of Share Repurchase

TOKYO, Japan — December 17, 2021 — ORIX Corporation hereby announces the status of the share repurchase resolved at its Board of Directors meeting held on May 13, 2021 pursuant to the provision of its Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act, as follows.

The share repurchase of own shares pursuant to the resolution of the meeting of the Board of Directors held on May 13, 2021 ended upon completion of the following share repurchase.

1. Class of shares repurchased	Commonshares
2. Total number of shares repurchased	1,906,000shares
3. Total purchase price of shares repurchased	JPY 4,330,974,050
4. Repurchase Period	December1, 2021 – December 16, 2021
5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
1. Details of the resolution with respect to share repurchase reached at the Board of Directors meeting held on May 13, 2021
(1) Class of shares to be repurchased	Common shares
(2) Total number of shares	Up to 50,000,000 shares
(approx. 4.1% of the total outstanding shares (excluding treasury shares))
(3) Total amount of shares to be repurchased	Up to 50 billion yen
(4) Repurchase period	From May 17, 2021 to March 31, 2022
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2. Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of December 16, 2021)
(1) Total number of shares repurchased	24,129,000 shares
(2) Total purchase price of shares repurchased	JPY 49,999,896,350

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”